Exhibit No. 14
December 21, 2010
Code of Business Conduct
ARMSTRONG OPERATING PRINCIPLES
•	To respect the dignity and inherent rights of the individual in all dealings with people.

•	To maintain high moral and ethical standards and to reflect honesty, integrity, reliability and forthrightness in all relationships.

•	To reflect the tenets of good taste and common courtesy in all attitudes words and deeds.

•	To serve fairly and in proper balance the interests of all groups associated with the business — customers, stockholders, employees, suppliers, community neighbors, government and the general public.

TABLE OF CONTENTS PAGE
Letter from Management	1
Corporate Compliance Office	2
Management and Employees’ Roles	2
Questions	2
In the Event of a Violation	2
What to do about Suspected Violation	2
Confidentiality	3
Reporting Your Own Mistakes	3
Compliance with Laws and Policies	3
General	3
Product Safety and Quality	3
Environmental Compliance	4
Competition; Antitrust	4
International Business Issues	5
The Foreign Corrupt Practices Act	5
Anti-boycott Laws	5
U.S. Embargoes	5
Export Controls	5
Labor and Employment Laws	6
Equal Employment Opportunity	6
Sexual Harassment	6
Workplace Safety	6
Safety and Health	6
Conflicts of Interest	6
Inside Information — Securities	7
False Statements; Fraud	7
Improper Payments	8
Delegating Authority	8
Theft or Similar Conduct	8
Wiretapping and Eavesdropping	8
Political Activities	8
Advertising	8
Intellectual Property	9
Copyright Compliance	9
Trademark Protection	9
Patent Protection	9
Records Management	9
Financial Records	9
A Last Word	10

Dear Fellow Employees:
In the last year the headlines too often told of people and companies who have not done business the right way. We want to impress upon all Armstrong employees the importance of complying with our Code of Business Conduct, and the necessity of conducting ourselves ethically in all business practices.
We all want Armstrong to be a great company. Greatness demands making the right decisions — quickly. Our Code of Business Conduct helps us understand the ethical considerations we must weigh when making the right decisions. The Code also tells us where to go when we need help fully understanding a situation.
For almost 150 years, Armstrong employees have been living the spirit of our Code of Business Conduct by following a few basic rules of ethical behavior. Making a company great takes the work of teams of people. Yet the unethical or non-compliant actions of one individual can undermine a company’s quest for greatness.
We urge you to read carefully our Code of Business Conduct and acknowledge your understanding of these principles. Let’s continue to do business the right way!
Armstrong Management
This Code of Business Conduct provides a summary of the Company policies for conducting business in a legal and ethical manner. Our fundamental policy is that all business conducted by Armstrong and its subsidiaries must comply with all applicable laws and regulations and meet high ethical standards.
The purpose of the Code is to:
•	Prevent unethical or unlawful behavior;

•	Discover and stop any such behavior that may occur as soon as possible; and

•	Discipline those who violate the standards contained in the Code and related policies.
In matters where the Code establishes standards that go beyond the strict requirements of the law, violations of the Code and related disciplinary actions by the Company are not intended to be grounds for claims by third parties, such as government authorities or customers. Nonetheless, the Company intends to respond to such incidents in a manner designed to reassure customers’ faith in our products and our integrity.

CORPORATE COMPLIANCE OFFICE
The Chief Compliance Officer is an officer designated by the Board of Directors. This officer reports to the Audit Committee of the Board of Directors and the full Board. The Audit Committee oversees Armstrong’s general compliance with the law and this Code of Conduct. The Director of Compliance reports to the Chief Compliance Officer. You can reach the Director of Compliance via e-mail at “Director of Compliance” on the Armstrong system or the toll free Armstrong Ethics Line at 877-481-8913 (access the Armstrong Corkboard/Compliance for toll-free access codes for countries outside North America).
The Director of Compliance works with business managers and employees to provide timely, pragmatic advice on compliance questions and administer education, training and compliance auditing programs. The Director is also involved in investigation of violations of the Code.
MANAGEMENT AND EMPLOYEES’ ROLES
“Compliance” and “ethics” are not just a concern of management. They are the responsibility of every employee. We all must be active participants in furthering the policy of this Code. Whether we develop, manufacture, procure, market or sell Armstrong’s products, or deal with our customers or consumers, we all have a direct impact on our Company’s good name. Managers must understand our Operating Principles and the Code and make them “real” for all employees. They must be active in supporting the Code and teaching employees about it. Each of us must make the Code a part of our workday life. All employees are obliged to cooperate in the investigation of possible violations.
QUESTIONS AND REPORTS OF POSSIBLE VIOLATIONS
If you have a question concerning the Code or related policies, or if you need help with a legal or ethical question, e-mail the Director of Compliance at “Director of Compliance” on the Armstrong system or call 877-481-8913. Employees are encouraged to discuss their questions and report possible problems to their supervisors first. However, we recognize that there are occasional situations where this is not the best course. In that case, please contact the Legal Department. Our objective is to have meaningful opportunities for employees in all situations to come forward, ask questions and report potential problems.
IN THE EVENT OF A VIOLATION
We hope that serious violations of the Code never occur. Through communication and education, we want to avoid problems rather than deal with their consequences.
Failure to comply with the Code can have severe consequences for both the Company and the people involved. In addition to damaging our good name and hurting trade and consumer relations and business opportunities, conduct that violates the Code may also violate the law. This can subject those involved to prosecution, imprisonment and fines.
We will impose discipline for violations of the Code, up to and including termination of employment in appropriate cases. Some violations may result in our referring individual misconduct to government authorities and seeking reimbursement for loss from the employee responsible.
WHAT TO DO ABOUT SUSPECTED VIOLATIONS
If you know of or suspect there is a violation of the law, regulations, this Code, or the Company’s related policies, you are to report that information immediately. Contact your supervisor, your human resources manager, your supervisor’s supervisor, the Director of Compliance, or the Legal Department. Supervisors to whom a possible violation is reported must, in turn, report it to the Director of Compliance. If you believe a person to whom you have reported a potential violation has not taken appropriate action, contact the Director of Compliance or the Legal Department.

CONFIDENTIALITY
Reports of potential violations will be treated confidentially to the extent reasonable and possible and allowed by our legal obligations. No person reporting a suspected violation will be subjected to retaliation because of a good-faith report. If there are any reprisals against such an employee, those responsible for the reprisals will be subject to disciplinary action.
It is preferred that you identify yourself when reporting suspected violations to allow investigators to contact you if further information is needed. In every case, we will do our best to respect a request to keep your identity confidential. We do this to encourage employees to come forward, but we cannot guarantee confidentiality because government authorities may request it or your testimony may be needed in legal proceedings.
If you have special concerns about confidentiality, however, you may report suspected violations by calling the toll-free Ethics Line at 877-481-8913. Calls to that number have their origin blocked, and we will not attempt to track them.
REPORTING YOUR OWN MISTAKES
We strongly encourage people to voluntarily report their own errors. A voluntary report demonstrates the type of integrity and character that we want to foster in the Company. If you are involved in a violation, your reporting of it, the degree of your cooperation, and whether the violation is deliberate or unintentional will be considered in any resulting disciplinary action. An unintentional error made in good faith that is voluntarily and promptly reported is unlikely to be punished, and your prompt report may help avoid more serious problems.
Compliance with LAWS and POLICIES
GENERAL
The actions of the Company and its directors, officers, employees, agents, consultants and other representatives must be in compliance with applicable laws, this Code and our policies. When there is doubt as to the lawfulness of any proposed activity, seek advice from the Legal Department.
Described on the following pages are summaries of certain legal obligations and policies that are particularly important to our business and reputation. Further information on any of these matters may be obtained from the Legal Department or the Director of Compliance. You may access more detailed discussion on a variety of legal and policy issues through those sources.
PRODUCT SAFETY AND QUALITY
Armstrong built its reputation on providing products of uncompromising quality. The philosophy “Let the customer have faith” is a foundation of our culture. We will continue to serve the needs of our customers only if we maintain this dedication to product safety and quality. Our products are subject to laws around the world relating to safety and performance. We will comply with these laws and, in some cases, may set even higher Armstrong standards for safety, durability, maintenance or appearance.
Our concern for product safety extends from product design and manufacture to products’ use in homes and commercial buildings. It involves:
•	the raw materials we use

•	product design

•	our manufacturing processes

•	installation safety

•	flammability and toxicity once installed

•	product performance

•	use of recycled materials and recyclability

All products, whether manufactured by our own operations or sourced from third parties, must conform to applicable safety and quality standards, and must be approved through our Product Safety Design Review process. Each business operation must be aware of standards for jurisdictions to which products will be supplied. Appropriate raw materials, manufacturing processes, quality controls and testing specifications and procedures must be utilized to verify the conformance of products with applicable requirements.
Product problems must be reported to the appropriate product manager and, in serious cases affecting health and safety, to the business unit head and to the Legal Department. The business unit must take necessary measures to protect public health and safety and safeguard our customers’ interests and our reputation for quality.
ENVIRONMENTAL COMPLIANCE
Our policy on the environment recognizes the importance of exercising care in the selection, use and conservation of energy and raw materials, especially natural resources, providing for environmental safety in workplaces and communities; and reducing risks to the earth, its waters and atmosphere. The Company is committed to exercising environmental stewardship in our dealings with customers, employees, community neighbors and government in meeting an obligation to future generations.
Violations of environmental laws can be serious for Armstrong, our employees, and the communities in which we operate and live. The Company and individual employees may be liable not only for the costs of cleaning up pollution, but also for significant penalties. Violations of pollution control and waste management regulations can subject us to enormous penalties, and responsible employees can be fined or imprisoned.
•	Your activities must strictly adhere to all applicable environmental laws and regulations, to all Company policies and procedures, and to the requirements of all environmental permits.
•	Intentionally bypassing any environmental control or monitoring device in violation of any permit condition or regulation is strictly prohibited.
•	The entry of information known to be false on any governmental environmental form, on any monitoring report, or in response to any request for information from any government agency is prohibited. Tampering with or diluting of samples, or otherwise providing false information about sampling, as well as intentional failure to follow permit conditions or applicable protocols for collecting, sampling, testing, analyzing, or recording environmental data is prohibited.
•	If you become aware that any employee is violating any environmental law, regulation, or permit, providing false information or data, or bypassing any environmental control or monitoring device, immediately report that information to your supervisor, your supervisor’s supervisor or, as appropriate, the Director, Environment, Health and Safety, the Legal Department, or the Director of Compliance.
•	Immediately report all spills above Reportable Quantity or releases in excess of permitted amount in accordance with established procedures at your facility. Unless exigent circumstances involve all hands in containing a release, a report to proper authorities should be made within mere minutes of discovering it. If you are uncertain to whom you should report, report to the facility manager, the Director, Environment, Health and Safety or the Director of Compliance.
COMPETITION/ANTITRUST
It is our policy to compete vigorously, but fairly, and to comply with applicable antitrust and competition laws. While these laws are not easy to summarize, in general those of the United States require that there be no agreements or understandings with our competitors that affect prices, terms or conditions of sale or unreasonably restrain competition. Antitrust laws apply to many aspects of business behavior. Any questions about permissible conduct should be raised with the Legal Department before any action is taken.

There are to be no discussions or other contacts with competitors regarding prices to be charged by Armstrong or our competitors, or the territories or markets in which products will be sold. Further, there should be no agreements with competitors as to persons or companies to whom products or services will be sold or not sold. Some laws also affect price differences between customers and the terms of agreements with suppliers. Agreements with customers, suppliers, distributors, or retailers should be reviewed with the Legal Department prior to signing, as should any arrangements resulting in price differences to competing customers.
Trade association meetings and other industry gatherings typically serve legitimate purposes, but bring together competitors who are prone to discuss matters of mutual concern. Any discussion or action that may involve prohibited conduct must be avoided, whatever the setting. Agreements can be inferred from informal discussions or the mere exchange between competitors of information from which collusion could result. Any communication with a competitor, no matter how innocuous it may seem at the time, may later be subject to antitrust scrutiny. Employees must conduct all relations with competitors, including social activities, as if they were completely in the public view.
INTERNATIONAL BUSINESS ISSUES
Employees must comply with the laws of the countries in which they operate. Even if certain laws do not seem to be enforced in practice, or if a violation is not subject to censure, violations are still prohibited. If you have a question about certain activities, contact the Legal Department. You must get clearance before you risk taking questionable actions.
Employees responsible for matters affected by the following U.S. laws must be aware how they apply. Many other countries have their own laws on these matters, some of which can differ from U.S. law. Employees responsible for our international operations must be aware of all these laws and how they affect our business.
The Foreign Corrupt Practices Act. Under this law and our policies, employees and Company agents cannot offer or make bribes, payments, offers or “gifts” of value to obtain or retain business. Indirect payments made through agents and the use of personal funds for such purposes is also prohibited. The Company discourages the presentation of gifts generally. (See “Improper Payments” below.)
Antiboycott Laws. Armstrong conducts its business in accordance with U.S. antiboycott laws intended to prevent cooperation with unsanctioned foreign boycotts. In general, the antiboycott laws prohibit cooperation with a foreign boycott by (i) refusing to do business with another person, (ii) taking certain discriminatory employment actions, (iii) furnishing information on the race, religion, sex or national origin of any U.S. person, (iv) furnishing information concerning any person’s affiliations or business relationships with a boycotted country or any person believed to be restricted from doing business in the boycotting countries, and (v) utilizing letters of credit containing certain boycott provisions. Employees should promptly report any request for boycott-related cooperation or information.
U.S. Embargoes. We conduct our business in light of U.S. international trade policies. For example, trade restrictions can affect countries such as North Korea, Cuba, Iran, Libya, Syria, Sudan, Yugoslavia (Serbia and Montenegro), Iraq, Afghanistan, Burma (Myanmar), UNITA (Angola) and Sierra Leone. The list of embargoed countries changes periodically. Contact the Legal Department concerning such changes. The restrictions imposed vary. They may affect exports, imports, travel, currency transactions and assets and accounts. Generally speaking, what may not be done directly also may not be done or arranged through third parties. Any contact in respect to an embargoed country must be reviewed in advance with the Legal Department.
Export Controls. Under the U.S. Export Administration Regulations, the export of goods, services and information from the United States requires an export license from the Commerce Department. Our general license applies to most regular product shipments, but take care in exports of special materials such as dangerous chemicals and certain unusual products. It is also important to observe documentation and record retention requirements for exports and imports.

LABOR AND EMPLOYMENT LAWS
Equal Employment Opportunity. We are dedicated to providing equal employment opportunities. In the U.S., this policy is applied without regard to any impermissible classification. We respect all people, regardless of race, color, religion, sex, national origin, citizenship, age, disability or veteran status. All employees must avoid any act that is designed to cause, or causes, unlawful employment discrimination in any aspect of a person’s employment, including decisions concerning hiring, placement, transfer, demotion, promotion, recruitment, training, advertising, compensation, termination or use of employee benefits or facilities. We will not tolerate harassment of or by our employees based upon such discrimination.
Sexual Harassment. Sexual harassment is one type of employment discrimination. We support the right of our employees to work in an environment that is free from sexual harassment. This may include unwelcome sexual advances, requests for sexual favors, and any other verbal or physical conduct or visible condition of a sexual nature that has the effect of unreasonably interfering with an employee’s work performance or that creates an intimidating, hostile, or offensive work environment. If you believe you have been the victim of sexual harassment you should contact your supervisor; your human resources manager; your supervisor’s supervisor; or the Manager, Employment Practices. All allegations of harassment will be investigated in as confidential a manner as possible, and appropriate corrective and disciplinary action will be taken.
WORKPLACE SAFETY
Safety and Health. We are committed to eliminating hazards from the workplace, providing employees with a safe and healthy work environment and complying with all such applicable occupational safety and health laws and standards. Employees are required to comply with all such laws and related Company policies. Employees are also required to appropriately report any adverse health or unsafe conditions, hazards, broken equipment or machinery, and accidents.
CONFLICTS OF INTEREST
Every Armstrong employee has a primary business responsibility to the Company, and must avoid any activity that may interfere, or have the appearance of interfering, with the performance of this responsibility. A conflict of interest is any interest, relationship or activity that is incompatible with the best interests of the Company or that potentially affects a person’s objectivity in performing services for the Company. An individual may have this type of conflict of interest not only when he or she is in fact improperly influenced, but also when a situation lends itself to improper influence.
A conflicting interest may unconsciously influence even the most conscientious person, and the mere existence of that interest may cause the propriety of an employee’s acts to be questioned. Potential conflict situations may include, but are not limited to:
•	Serving as a director, officer, employee, partner, consultant or agent of a firm that is a present or potential supplier, customer, competitor or other business partner of the Company;
•	Owning stock or other interest in an enterprise described above or other investment such as trading in commodities used by the Company (except where the stock or interest is generally available to the public and does not adversely affect the employee’s judgment, job performance or loyalty);
•	Receiving from a vendor or other enterprise described above a gratuity, special allowance, discount, loan at a special rate or other benefit not generally available to the public is a violation of policy. In addition, it is also a violation to accept a gift when its value is in excess of that which is allowable under our Gift Policy.
•	Any other significant direct or indirect personal interest in a transaction involving the Company;

•	Disclosing or personal use of the Company’s confidential or proprietary information; and
•	Appropriating for personal benefit a business opportunity that the Company might have an interest in pursuing, without first making the opportunity available to the Company.
Employees should review their personal and employment situations and must discuss any possible conflicts of interest that arise by virtue of their own activities or the activities of their family members with their supervisors. If you have any questions regarding a possible conflict of interest, contact the Director of Compliance or the Legal Department.
INSIDE INFORMATION — SECURITIES
Employees and consultants may not use or pass on nonpublic, material information about Armstrong or our business partners acquired during the course of business.
Do not trade in Armstrong securities or other companies’ securities based upon such non-public, material information. Do not disclose inside information to outsiders, either intentionally or inadvertently, under any circumstances, whether during the business day, in after-hours discussions or on the Internet. Protect all proprietary and confidential information and keep it within authorized circles in the Company. Only the Public Relations office or other persons authorized by the Chief Financial Officer may publicly release material corporate information or respond to inquiries from the media, the financial community, investors and others. Refer all such inquiries about corporate or earnings-related news to the specified officials or to your supervisor to do so.
Material information is any information that an investor might consider important in deciding whether to buy, sell or hold securities. Examples include: financial results or forecasts; changes in dividends; possible acquisitions, divestitures or joint ventures; significant discoveries or product developments; and information concerning major litigation developments. Information is considered to be non-public unless it has been adequately disclosed and available to the public. Examples of adequate disclosure include public filings with securities regulatory authorities and issuance of press releases. Regular product and promotional information can be shared with industry and trade press, but major product news, such as a breakthrough new product or a major recall, should only be disclosed by proper corporate sources.
As indicated above, this policy also applies to material non-public information you learn about our distributors, retailers, suppliers, or acquisition targets. If you learn such information about one of these parties, you may not disclose it outside authorized Company circles, or trade in the securities of that company based on that information until the information has become public. If you have a question as to whether information is proprietary, material or nonpublic, contact the Legal Department.
FALSE STATEMENTS; FRAUD
It is a violation of our policy and potentially a criminal offense to knowingly and willfully make or cause to be made a false statement, orally or in writing, to a government official. It is also improper to conceal a material fact called for in a governmental report, application or inquiry. You can get into trouble even if you do not personally make the false statement or conceal any facts. For example, you cannot provide false information to another employee knowing that, or under circumstances making it likely that, the information will be provided to the government. These prohibitions extend to all communications with any federal, state, local or foreign government agency. If you have any questions about this, contact the Legal Department.
In addition, any scheme to defraud anyone, including customers, suppliers, or the Company itself, out of money, property, or honest services is prohibited. Transactions must be properly documented, and the creation of false or misleading documentation or the reporting of false, misleading or nonexistent transactions is prohibited.

IMPROPER PAYMENTS
No employee, agent or consultant may offer, give, solicit, receive, or encourage any form of bribe, illegal rebate, improper gratuity, or kickback, whether directly or indirectly. Armstrong policy severely restricts conduct such as gift giving. Personal funds or resources may not be used to do anything that is otherwise prohibited. All payments and receipts must be recorded accurately in our books and records.
With respect to government officials and other customers, it is not necessary that a gift or payment be given with the intent to influence that person to be prohibited. Further information is set forth above in the section titled “International Business Issues.”
DELEGATING AUTHORITY
Delegate authority on behalf of the Company only to employees and outside representatives who are people of integrity. Do not delegate substantial business or financial authority to people you know or suspect based upon objective criteria (such as a prior history or threats) might violate the law in the course of their work. Your decision can be based on background checks, information in personnel files, audit results, and customer/supplier surveys. This requires careful judgment on the part of managers. It presents some delicate issues, including employee privacy and the risk of defamation.
•	Unless approved by appropriate authority, do not hire or retain anyone you know has been convicted of a criminal offense pertaining to their prospective areas of responsibility.
•	Make appropriate background checks and other reasonable inquiry into the status of any potential employee, agent or consultant.
•	Periodically review delegations of substantial discretionary authority (including applicable controls).
•	If any employee, agent or consultant is charged with a criminal offense, contact the Legal Department about removing the person from responsibility for related business operations, and terminating the person if he or she is subsequently convicted.
THEFT OR SIMILAR CONDUCT
Theft, fraud, embezzlement, misappropriation or wrongful taking of any property, including that of the Company, is prohibited, whether or not the act could result in a criminal proceeding. This includes unauthorized use of our assets, including proprietary information, trade secrets, and computer and communications systems.
WIRETAPPING AND EAVESDROPPING
It is our policy to comply fully with all laws governing wiretapping, eavesdropping, and other forms of electronic surveillance. Without express permission from the Legal Department, no employee may use any type of device to acquire the contents of any wire, oral or electronic communication.
POLITICAL ACTIVITIES
We must comply with all campaign finance and election laws. You may not use Company funds, assets (including phones, copiers, or computers), services, or facilities on behalf of a political party or candidate. Only limited exceptions on conditions approved by the Legal Department for certain types of fundraising and political activity involving corporate executives is allowed. We will not compensate or reimburse any employee or other individual, in any form, for a political contribution they make or intend to make. Also, U.S. law prohibits honoraria payments to U.S. public officials.
ADVERTISING
Advertising and product labeling are regulated by law. Generally, the law prohibits false, misleading or deceptive advertising and inaccurate labels. All advertising claims about our products or services must be truthful and have a reasonable basis. Fair and accurate advertising is important not only to comply with the law, but also to preserve the Company’s goodwill and reputation. All advertising claims must be substantiated in advance of their publication. The labeling of our products must also comply with advertising laws and labeling practices laws. It is our policy to label and advertise our products and services in accordance with the law. No employee may create, approve or disseminate any advertising materials or labels for our products or services that are false, misleading, or deceptive or that contain objective claims that cannot be substantiated. Failure to comply may result in both civil and criminal penalties.

INTELLECTUAL PROPERTY
Various laws govern the use of material or information that may be the subject of a trademark, patent or copyright or that may be treated as a trade secret. We have rights to many trademarks, patents, copyrights and trade secrets that are vital to our success. To protect our rights, employees’ use of all such intellectual property must be in accordance with applicable laws and our policies. Certain of these matters are described below. For further information concerning all aspects of intellectual property requirements, contact the Legal Department.
Copyright Compliance. Written materials, such as books, articles, magazines, drawings, computer software, photographs and advertising are covered by copyright law. It is a violation of law and of our policy to make unauthorized copies of these materials. Violations can subject both the employee and the Company to substantial penalties. The copyright law and our policy also prohibit illegal duplication of computer software. Copyright law does, however, permit copying of copyrighted material under limited circumstances.
Trademark Protection. A trademark is a word, symbol, name, device or combination thereof used to identify a product or line of products or services and to distinguish them from the products and services of other companies. We use a number of trademarks that are recognized by the public and are extremely valuable. All employees must use our trademarks in accordance with our Policy on Approvals, Use and Protection of Trademarks to ensure that our trademarks are protected. Employees must clear new trademarks through the Legal Department and should notify the Legal Department of any unauthorized use of our trademarks.
Patent Protection. It is Company policy to respect the valid patents of our competitors and other parties. No employee should intentionally infringe the patented technology of others.
RECORDS MANAGEMENT
You and your work group’s management of business records, both paper and electronic, must take place in accordance with our records management policy. It is our policy to control the retention, long-term storage and destruction of business records in accordance with legal, tax, auditing, operational and historical requirements. If you have questions concerning records management, consult Internal Auditing, the Tax Department or the Legal Department.
Financial Records. Company financial and business records must be prepared accurately and stored properly. Keep books, records, and accounts that accurately and fairly reflect all transactions and disposition of assets. All transactions must be executed only in accordance with proper authority. Books, records, and accounts must reflect, accurately and fairly and within our normal system of accountability, all transactions and other events that are the subject of specific regulatory record keeping requirements.
All transactions must be recorded as necessary or appropriate to permit the preparation of financial statements in conformity with generally accepted accounting principles and other applicable rules and to ensure accountability for all our assets and activities. All assets and liabilities must be properly recorded. Under no circumstances may there be any unrecorded fund or asset, regardless of the purposes intended. No improper or inaccurate entry may be knowingly made on our books and records.
No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documents supporting the payments. All receipts and disbursements must be fully and accurately described on our books and records and must be supported by appropriate documentation properly describing their purposes.

A LAST Word
Thank you for reviewing this Code. It protects all of us as well as the Company. We all want to work for a company we can be proud of. Armstrong is such a company. Let’s keep it that way.

Please make a copy of this Acknowledgment page only, complete it and return to Shared Services. Where differences in local law or policy varies from those outlined, local law or policy will apply. For issues pertaining to the Code of Business Conduct, e.g. where an employee function does not exist locally, contact your local HR department for information or assistance.
EMPLOYEE/CONSULTANT
Acknowledgment
Armstrong Code of Business Conduct
NOTE: You may be asked to sign an Acknowledgment periodically. Keep your copy of the Code in a safe place for further reference. (The Code does not, in any way, constitute an employment contract, a consultancy agreement, an assurance of continued employment, or employment other than at-will.)
To: Director of Compliance

From:
	Print Name	Department
•	I acknowledge that I have received, read and understand the Armstrong Code of Business Conduct (the “Code”). I have obtained guidance where I have had questions.
•	I acknowledge that the Code sets and refers to policies and procedures which I must follow.
•	I acknowledge that my compliance with the Code is a requirement of my employment (or consulting agreement if applicable) with Armstrong and/or its affiliated company.
•	I acknowledge that I can perform my duties in compliance with the Code and Company policies.
•	I acknowledge it is my duty to report actual or suspected violations of the Code to my supervisor or other Company officials specified by the Code and to cooperate with investigations.
•	Except as I have described below, I am not aware of any violation or suspected violation of the Code or Company policy.

Date	Signature